

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 10, 2024

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

      **Re: SeaStar Medical Holding Corporation
           Registration Statement on Form S-3
           Filed July 3, 2024
           File No. 333-280683**

Dear Eric Schlorff:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Nolan S. Taylor, Esq.